Exhibit 99.1

Turbo Energy Provides Update on Impact of Historical Flash Flooding Disaster on Business Operations in Valencia, Spain

VALENCIA, Spain – (Globe Newswire) – December 16, 2024 – Mariano Soria, Chief Executive Officer of Turbo Energy, S.A. (NASDAQ:TURB) (“Turbo Energy” or the “Company”), a global provider of leading-edge, AI-optimized solar energy storage technologies and solutions, today issued a formal update to shareholders on the financial and operational impact of the historical flash flooding disaster that left much of Valencia and surrounding regions in southeastern Spain in ruins in late October 2024. Soria stated:

“Torrential rains that fell on October 29 caused flash floods that tragically claimed the lives of more than 200 people, swept away cars and wrecked many homes and businesses. Thankfully, all Turbo Energy employees and their families affected by the storm are safe and accounted for and our production systems and supply chain resources largely escaped harm and remained fully functional. However, while our corporate headquarters suffered no material damage, Turbo Energy’s warehousing was directly impacted by high flood waters and a portion of our legacy product inventory, valued at approximately $2.3 million, was compromised. In collaboration with our business insurance carrier, we have completed an assessment of the impact of the storm on our warehousing operations and have confirmed that 100% of the losses are fully covered, with reimbursement funds expected within the next 60-90 days.

“There are no words to adequately express our deepest gratitude to the Turbo Energy team for their help with the clean-up and restoration of our facility, not to mention the time and energy that our employees personally committed to aiding our local community in the recovery effort. As our families come together to celebrate the holidays, our thoughts and prayers remain with those who suffered losses of loved ones in this natural disaster.

“Today, Turbo Energy is stronger than ever and looking forward to what we believe will be a pivotal year of growth and geographic expansion for our Company in 2025. Moreover, as we continue to execute our plan to perpetuate our reputation as a globally respected pioneer of leading edge solar energy storage technologies and solutions for the residential, commercial and industrial markets worldwide, we believe the future outlook for Turbo Energy remains incredibly bright and promising.”

About Turbo Energy, S.A.

Founded in 2013, Turbo Energy is a globally recognized pioneer of proprietary solar energy storage technologies and solutions managed through Artificial Intelligence. Turbo Energy’s elegant all-in-one and scalable, modular energy storage systems empower residential, commercial and industrial users expanding across Europe, North America and South America to materially reduce dependence on traditional energy sources, helping to lower electricity costs, provide peak shaving and uninterruptible power supply and realize a more sustainable, energy-efficient future. A testament to the Company’s commitment to innovation and industry disruption, Turbo Energy’s introduction of its flagship SUNBOX represents one of the world’s first high performance, competitively priced, all-in-one home solar energy storage systems, which also incorporates patented EV charging capability and powerful AI processes to optimize solar energy management. Turbo Energy is a proud subsidiary of publicly traded Umbrella Global Energy, S.A., a vertically integrated, global collective of solar energy-focused companies. For more information, please visit www.turbo-e.com.

Forward-Looking Statements

Statements in this press release about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on current beliefs, expectations and assumptions regarding the future of the business of the Company, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control, including the risks described in our registration statements and annual report under the heading “Risk Factors” as filed with the Securities and Exchange Commission. Actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Any forward-looking statements contained in this press release speak only as of the date hereof, and Turbo Energy, S.A. specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

For more information, please contact:

At Turbo Energy, S.A.

Dodi Handy, Director of Communications

Phone: 407-960-4636

Email: dodihandy@turbo-e.com